                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2004
                         Commission File Number 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No   X
                             -----               -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF; Frankfurt: NMV)
is pleased to announce that it has engaged Canaccord Capital Corporation to conduct a private placement to raise a minimum of CDN $650,000 on a commercially reasonable efforts basis.

The offering will be comprised of a minimum of 1,000,000 units (a "Unit") of the
Company at a price of CDN $0.65 per Unit. Each Unit will consist of one common share and one-half of one share purchase warrant (a "Warrant"). Each full
Warrant will be exercisable into one common share at a price of CDN $0.95 for a period of 18 months from the date of closing.

Northwestern also has the opportunity of offering an additional 1,500,000 units at the same terms as above in order to take advantage of market conditions during the course of the offering.

Northwestern will pay the agents a commission equal to 10% of the aggregate gross proceeds raised and an administration fee.

All securities issued in connection with the Offering will be subject to a four-month hold period from the date of closing. Completion of the offering is subject to receipt of TSX Venture Exchange approval.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              -------------------
                                                  Kabir Ahmed
                                                  President

Date: October 21, 2004